Exhibit 23.5

To the Board of Directors

of Lytus Technologies Holdings Ptv. Ltd.:

We hereby consent to the use in this Registration Statement on Form F-1 of our report dated 18 August 2020, relating to the special purpose financial statements (2years) of Lytus Technologies Pvt. Ltd. and DDC CATV Network Private Limited as of 31 March 2020 and 2019, respectively, along with the related statement of income and other comprehensive income, changes in equity and cash flows, for each of the years in the two-year period ended 31 March 2020, and to the reference to our Firm under the caption “Experts” in the Prospectus.

Firm Reg. No 116706W

Date: 02/10/2020

Place: Mumbai-India